Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Appoints Dr Ian Nisbet as Vice-President of Oncology

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (November 22, 2006). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that it has appointed Dr Ian Nisbet to the position of Vice-President of Oncology. Dr Nisbet will commence immediately with the company on a fractional basis and will assist with management of ChemGenex’s clinical programs, focusing on regulatory approval and commercialization of Ceflatonin® in the USA and Europe.

Dr Nisbet is one of the best credentialed and most respected biotechnology executives in Australia, with a significant track record of achievement both in Australia and the United States. In the U.S., Dr Nisbet worked at Millennium Pharmaceuticals, Inc., Cambridge, MA for almost seven years in a variety of senior positions, mostly related to product in-licensing and mergers and acquisitions. He was Product Leader for VELCADE®, leading the team that was responsible for obtaining FDA approval and launching this novel oncology drug in May 2003. Before joining Millennium, Dr Nisbet worked for CSL Limited for more than 17 years, where he held a number of scientific and management positions, the last being Director, Planning and Coordination.

"We are delighted that Ian will be joining ChemGenex at this exciting stage in the company’s development," said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex. "Ian’s record of management and pharmaceutical development is outstanding, and will serve ChemGenex well as we complete our registration-directed trials for Ceflatonin®, and if successful, file a U.S. New Drug Application for that product at the end of 2007. We further expect his oncology expertise to be valuable to ChemGenex as we determine our next steps in the clinical evaluation and development of the rest of our oncology pipeline, including Quinamed® and CXS299.”

Dr Nisbet’s appointment follows the granting last week by the U.S. Food and Drug Administration (FDA) of Fast Track status for Ceflatonin® in the treatment of patients with chronic, accelerated and blast-phase chronic myeloid leukemia (CML) who have failed imatinib mesylate (Gleevec®) and have the T315I bcr-abl point mutation.

Ceflatonin® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

VELCADE® is a registered trade-mark of Millennium Pharmaceuticals, Inc.

Quinamed® is a registered trade-mark of ChemGenex Pharmaceuticals Limited.

Gleevec® is a registered trade-mark of Novartis AG.

ChemGenex Appoints Dr Ian Nisbet as Vice-President of Oncology

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts
Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304